EXHIBIT 99.1

DDRM PROPERTIES LLC

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

DDRM Properties LLC

Consolidated Financial Statements

Table of Contents

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

Contents

Independent Auditor’s Report	1
Consolidated Balance Sheets	2
Consolidated Statements of Operations and Comprehensive Loss	3
Consolidated Statements of Members’ Capital	4
Consolidated Statements of Cash Flows	5-6
Notes to Consolidated Financial Statements	7-22

Independent Auditor’s Report

To DDR Corp. and DDR Manatee Master REIT, Inc.:

We have audited the accompanying consolidated financial statements of DDRM Properties LLC and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations and comprehensive loss, of members’ capital and of cash flows for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DDRM Properties LLC and its subsidiaries at December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying consolidated balance sheet of DDRM Properties LLC and its subsidiaries as of December 31, 2014, and the related consolidated statements of operations and comprehensive loss, of members’ capital and of cash flows for the year then ended and for the year ended December 31, 2012 are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X, however, Rule 3-09 does not require the 2014 and 2012 financial statements to be audited and are therefore not covered by this report.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio

March 19, 2014, except for the effects of discontinued operations discussed in Note 10 to the consolidated financial statements, as to which the date is March 12, 2015

DDRM Properties LLC

Consolidated Balance Sheets

As of December 31, 2014 and 2013 (December 31, 2014 not Covered by Auditor’s Report)

	December 31,
	2014	2013
Assets
Real estate rental property:
Land	$366,281,299	$383,411,136
Building and building improvements	966,569,488	1,003,235,812
Tenant improvements	47,737,894	37,151,120

	1,380,588,681	1,423,798,068
Less accumulated depreciation	(256,527,921)	(230,197,884)

	1,124,060,760	1,193,600,184
Construction in progress	1,033,956	1,211,731

Real estate, net	1,125,094,716	1,194,811,915

Cash and cash equivalents	25,579,650	17,975,463
Restricted cash	1,411,193	1,736,460
Accounts receivable, net	12,105,110	13,333,507
Deferred financing costs, net of accumulated amortization of $9,482,783 as of 2014 and $8,271,929 as of 2013	2,995,896	4,409,801
Deferred lease costs, net of accumulated amortization of $9,817,124 as of 2014 and $8,074,823 as of 2013	11,172,694	11,072,432
Intangible assets, net of accumulated amortization of $39,138,943 as of 2014 and $38,087,247 as of 2013	2,002,683	4,847,529
Prepaid expenses and other assets	247,606	68,335

Total assets	$1,180,609,548	$1,248,255,442

Liabilities and Members’ Capital
Mortgage notes payable	$920,023,783	$928,620,646
Accrued interest	3,810,263	3,831,593
Accrued real estate taxes	2,445,325	1,786,332
Accounts payable and other accrued liabilities	8,845,855	12,602,897
Prepaid tenant rents	2,582,777	3,114,084
Tenant security deposits	3,241,269	3,113,882

Total liabilities	940,949,272	953,069,434

Members’ capital	238,478,176	293,465,108
Accumulated other comprehensive income	1,182,100	1,720,900

Total members’ capital	239,660,276	295,186,008

Total liabilities and members’ capital	$1,180,609,548	$1,248,255,442

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2014, 2013 and 2012

(Years Ended December 31, 2014 and 2012 not Covered by Auditor’s Report)

	For the Year Ended December 31,
	2014	2013	2012
Revenues from operations:
Minimum rents	$93,095,869	$87,080,352	$86,753,019
Percentage and overage rents	321,597	304,176	146,432
Recoveries from tenants	28,001,499	26,607,785	25,909,965
Ancillary and other income	6,077,301	1,222,319	1,755,458

Total revenues	127,496,266	115,214,632	114,564,874

Rental operation expenses:
Operating and maintenance	20,089,689	19,533,007	21,193,221
Real estate taxes	16,018,632	15,496,675	15,431,739
Asset management fees (Note 5)	3,338,507	3,338,507	3,338,507
Management fees (Note 5)	4,605,449	4,443,221	4,604,385
General and administrative	1,765,613	1,580,149	1,726,550
Depreciation and amortization	41,131,794	42,689,786	43,682,033
Impairment charges	17,652,802	12,764,520	—

Total expenses	104,602,486	99,845,865	89,976,435

Operating income	22,893,780	15,368,767	24,588,439

Other income (expense):
Interest income	1,844	4,413	1,959
Interest expense	(52,487,575)	(52,553,157)	(53,011,999)

	(52,485,731)	(52,548,744)	(53,010,040)

Loss from continuing operations	(29,591,951)	(37,179,977)	(28,421,601)

Discontinued operations:
Income (loss) from discontinued operations	139,990	(13,191,553)	(664,160)
Gain (loss) on disposition of real estate (Note 10)	9,565,029	—	(226,476)

	9,705,019	(13,191,553)	(890,636)

Gain on disposition of real estate	—	131,475	579,139

Net loss	(19,886,932)	(50,240,055)	(28,733,098)

Other comprehensive loss:
Amortization of interest rate contracts	(538,800)	(538,800)	(538,800)

Comprehensive loss	$(20,425,732)	$(50,778,855)	$(29,271,898)

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Members’ Capital

For the Years Ended December 31, 2014, 2013 and 2012

(Years Ended December 31, 2014 and 2012 not Covered by Auditor’s Report)

Total
Balance at December 31, 2011	$383,736,761
Distributions	(3,500,000)
Net loss	(28,733,098)
Other comprehensive loss:
Amortization of interest rate contracts	(538,800)

Balance at December 31, 2012	$350,964,863
Distributions	(5,000,000)
Net loss	(50,240,055)
Other comprehensive loss:
Amortization of interest rate contracts	(538,800)

Balance at December 31, 2013	$295,186,008
Distributions	(35,100,000)
Net loss	(19,886,932)
Other comprehensive loss:
Amortization of interest rate contracts	(538,800)

Balance at December 31, 2014	$239,660,276

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2014, 2013 and 2012

(Years Ended December 31, 2014 and 2012 not Covered by Auditor’s Report)

	For the Year Ended December 31,
	2014	2013	2012
Cash flow from operating activities:
Net loss	$(19,886,932)	$(50,240,055)	$(28,733,098)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation and amortization	41,892,488	45,202,321	45,501,279
Amortization of deferred financing costs and interest rate contracts	834,685	857,341	809,060
Amortization of above- and below- market leases, net	(4,845,105)	(743,477)	(743,477)
Amortization of debt discount and premium	—	(235)	2,279
Impairment charges	17,652,802	25,234,220	507,269
Gain on disposition of real estate	(9,565,029)	(131,475)	(352,663)
Changes in operating assets and liabilities:
Accounts receivable, net	860,278	(1,688,760)	4,469,051
Prepaid expenses and other assets	(179,271)	81,623	(15,611)
Accrued interest	(21,330)	(5,276)	(36,965)
Accrued real estate taxes	658,993	(1,213)	267,761
Accounts payable and other accrued liabilities	(1,980,109)	(1,280,529)	436,223
Prepaid tenant rents	(531,307)	308,868	812,600
Tenant security deposits	253,249	175,763	142,617

Total adjustments	45,030,344	68,009,171	51,799,423

Net cash provided by operating activities	25,143,412	17,769,116	23,066,325

Cash flow from investing activities:
Net proceeds from disposition of real estate	43,284,553	252,655	7,733,815
Construction of and improvements to real estate and related assets	(14,110,373)	(10,116,547)	(6,225,116)
Change in restricted cash	325,267	(671,024)	295,206
Payment of lease procurement costs	(3,341,809)	(4,047,675)	(3,620,681)

Net cash provided by (used in) investing activities	26,157,638	(14,582,591)	(1,816,776)

Cash flow from financing activities:
Proceeds of mortgage notes payable	—	17,000,000	—
Payments of mortgage notes payable	(8,596,863)	(11,711,812)	(8,790,510)
Payments of debt issuance cost	—	(399,676)	—
Distributions to Members	(35,100,000)	(5,000,000)	(3,500,000)

Net cash used in financing activities	(43,696,863)	(111,488)	(12,290,510)

Net change in cash and cash equivalents	7,604,187	3,075,037	8,959,039
Cash and cash equivalents at beginning of period	17,975,463	14,900,426	5,941,387

Cash and cash equivalents at end of period	$25,579,650	$17,975,463	$14,900,426

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2014, 2013 and 2012

(Years Ended December 31, 2014 and 2012 not Covered by Auditor’s Report)

	For the Year Ended December 31
	2014	2013	2012
Supplemental disclosure of non-cash investing and financing activities:

Write-off of fully amortized tenant improvements	$680,723	$380,123	$506,103
Write-off of fully amortized loan costs	194,193	188,922	76,200
Write-off of fully amortized deferred lease costs	912,362	513,793	473,280
Write-off of fully amortized intangible assets	200,057	283,550	395,561
Acquired fair value of real estate assets (Note 1)	1,364,888	—	—
Write-off of fully amortized building costs	—	—	1,195,123
Capital expenditures included in accounts payable and other accrued liabilities	2,600,690	753,264	1,248,859

The foregoing transactions did not provide or use cash, and accordingly, are not reflected in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

1. Organization of Company

Background

DDRM Properties LLC (the “Company”) was formed in the state of Delaware on February 27, 2007 to acquire, own, and operate shopping centers (the “Properties”) located throughout the United States. The Company first acquired the Properties on June 8, 2007.

The Company’s Members are DDR Corp. (“DDR”) and DDR Manatee Master REIT, Inc. (the “Master REIT”). The Master REIT is the Managing Member of the Company. DDR and the Master REIT have a 20% and 80% membership interest, respectively, and are collectively referred to as the “Members” and each, individually, a “Member.”

The Master REIT is responsible for the day-to-day management of the Company as the Managing Member. The Company has engaged DDR Property Management LLC (“DDRPM”), a wholly- owned subsidiary of DDR, to act as the Property Manager.

Nature of Business

The Company is engaged in the business of owning and operating shopping centers. The tenant base includes primarily national retail chains and local retailers. Consequently, the Company’s credit risk is concentrated in the retail industry. Adverse changes in general or local economic conditions could result in the inability of some tenants of the Company to meet their lease obligations and could adversely affect the Company’s ability to attract and retain tenants.

Revenues derived from the Company’s largest tenant Publix aggregated 11.8%, 14.2% and 14.1% of total revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

The Properties

The Company owned 56, 59 and 59 properties located in eleven states as of December 31, 2014, 2013 and 2012, respectively, which are each owned by a wholly-owned single member limited liability company. The total gross leasable area of the Properties is 7,893,312 square feet (unaudited), 8,185,405 square feet (unaudited), and 8,184,315 square feet (unaudited) as of December 31, 2014, 2013 and 2012, respectively.

During the year ended December 31, 2014, the Company sold three properties and received net proceeds of $43,284,553. A portion of the net proceeds was utilized to pay down $7,530,178 of outstanding debt. The Company took title of a building valued at $1,364,888, through an assignment and assumption of a ground lease during the year ended December 31, 2014.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

During the year ended December 31, 2013, the Company received net proceeds of $252,655 for a land condemnation of approximately 0.17 (unaudited) acres of land adjacent to a shopping center. The net proceeds were utilized to pay down outstanding debt.

During the year ended December 31, 2012, the Company sold one property and a land parcel and received net proceeds of $7,733,815. A portion of the proceeds was used to pay down outstanding debt.

Significant Membership Terms

The Company’s profits and losses are allocated to the Members in proportion to their respective percentage interests.

The Company’s cash flows are distributed to the Members on a quarterly basis in proportion to their respective percentage interests.

The term of the Company shall continue in perpetuity until one of the following events occurs: i) an election to dissolve the Company made by the Members; ii) the sale or disposition of all or substantially all of the Properties and other assets of the Company; iii) entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Act; iv) the liquidation and dissolution of the parent entity of the Master REIT; or v) any other circumstance requiring the liquidation of the Company pursuant to any provision of the Agreement or any other Fund Governing Document.

2. Summary of Significant Accounting Principles

Basis of Presentation

These financial statements have been prepared pursuant to Rule 3-09 of SEC Regulation S-X for inclusion in the Form 10-K of DDR Corp., as the Company is an equity investee of DDR Corp. Pursuant to Rule 3-09, the financial statements as of and for the year ended December 31, 2014 are not required to be audited and they, therefore, are not covered by the audit report included herein.

Principles of Consolidation

The consolidated financial statements include the accounts of DDRM Properties LLC and its wholly-owned subsidiaries, all of which are limited liability companies. All significant intercompany balances and transactions have been eliminated.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

Real Estate

Real estate assets are stated at cost less accumulated depreciation.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Building and building improvements	5 to 31.5 years
Tenant improvements	Useful lives, which approximate lease terms, where applicable

Depreciation expense on buildings and tenant improvements for the year ended December 31, 2014 was $36,350,827, which includes $680,723 related to the write-off of unamortized basis associated with the early termination of tenant leases. Depreciation expense on buildings and tenant improvements was $36,815,763, which includes $380,123 related to the write-off of unamortized basis associated with the early termination of tenant leases for the year ended December 31, 2013. Depreciation expense on buildings and tenant improvements was $37,167,943, which includes $1,115,785 related to the write-off of unamortized basis associated with the demolition of a building for redevelopment and the early termination of tenant leases for the year ended December 31, 2012. Expenditures for maintenance and repairs are charged to operations as incurred. Significant expenditures, which improve or extend the life of the asset, are capitalized.

The Company reviews its real estate assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset’s carrying value. The determination of undiscounted cash flows requires significant estimates made by management and is based on the most likely expected course of action at the balance sheet date based on current plans, intended hold periods and available market information. The determination of anticipated cash flows is inherently subjective and is based, in part, on assumptions regarding holding periods, future occupancy, rental rates and capital requirements that could differ materially from actual results. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. See Note 9 for a discussion related to impairment charges recorded during 2014, 2013 and 2012.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at acquisition to be cash equivalents. The Company maintains cash deposits with a major financial institution which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institution and believes that the risk of loss is minimal.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

Restricted Cash

Pursuant to the provisions with the Company’s mortgage notes payable, funds are required to be held in escrow for the payment of real estate taxes and various capital expenditures. All such amounts are classified as restricted cash in the consolidated balance sheets.

Deferred Financing Costs

Costs incurred in obtaining long-term financing are capitalized and amortized. Amortization expense was $1,373,485, $1,396,141 and $1,347,860 for the years ended December 31, 2014, 2013 and 2012, respectively.

Deferred Lease Costs

Deferred lease costs represent direct costs paid to enter into tenant leases and are amortized over the related lease term. Amortization expense was $2,866,610, $2,637,260 and $2,437,915, which includes $912,362, $513,793 and $180,861 related to the write-off of unamortized costs associated with the early termination of tenant leases for the years ended December 31, 2014, 2013 and 2012, respectively.

Intangible Assets and Liabilities

Intangible assets and liabilities (in the case of below-market leases) generally consist of in-place leases, tenant relationships, above-market leases, and below-market leases, which were recorded at the time of acquisition of certain properties. Above- and below-market lease values are recorded based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the estimated term of any below-market, fixed-rate renewal options for below-market leases. The purchase price is further allocated to in-place lease values and tenant relationship values based on management’s evaluation of the specific characteristics of the acquired lease portfolio and the Company’s overall relationship with the anchor tenants. The value of in-place leases and tenant relationships are amortized to depreciation and amortization expense over the weighted-average remaining initial term of the lease (and expected renewal periods for tenant relationships); however, no amortization period for the intangible assets will exceed the remaining depreciable life of the building. Above- and or below-market leases are amortized over the remaining life of the respective leases (plus fixed-rate renewal periods for below-market leases) as a decrease or increase to minimum rent, respectively.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

The Company’s intangible assets and liabilities are comprised of the following (in thousands):

	Net Carrying Value at December 31,		Useful Life	Amortization – For the years ended December 31,
	2014	2013		2014	2013	2012
In-place leases (1)	$1,085.4	$3,810.3	7-10yrs	$2,675.1	$5,749.3	$5,895.4
Above-market leases	917.3	1,037.2	13-16yrs	119.9	119.9	119.9

	2,002.7	4,847.5

Below-market leases (liability) (2)	2,532.6	7,497.6	8-21yrs	4,965.2	863.4	863.4

(1)	Includes value allocated to in-place leases, lease origination and tenant relationships.
(2)	Classified in accounts payable and other accrued liabilities in the consolidated balance sheets.

The net estimated amortization pertaining to the Company’s finite-lived intangible assets and liabilities for the five years ending December 31, is as follows:

2015	$98,470
2016	174,365
2017	(72,989)
2018 2019	(158,555 (53,469	) )

In the event that a tenant terminates its lease, the unamortized portion of the intangible values is written off as an adjustment to revenue or expense, as appropriate. During the year ended December 31, 2014, the unamortized portion of a below-market lease in the amount of $4,234,829 was written off as an adjustment to revenue as the tenant did not exercise its option upon expiration of the original lease term.

Revenue Recognition

Minimum rents from tenants are recognized using the straight-line method over the lease term. Percentage and overage rents are recognized after the reported tenant’s sales have exceeded the applicable sales breakpoint. Revenues associated with tenant reimbursements are recognized in the period in which the expenses are incurred based upon provisions of the individual tenant leases. Lease termination fees are generally recognized upon termination of a tenant’s lease and vacating the space with no further rights.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

Income Taxes

The Company has elected to be treated as a partnership for federal income tax purposes. Accordingly, no provision has been made in the accompanying consolidated financial statements for any federal income taxes since each item of income, gain, loss, deduction or credit is reportable by the Members in their respective income tax returns. The statues of limitations for income tax returns remain open for the years 2011 through 2014.

Interest

Interest paid aggregated $51,800,635, $51,998,803 and $52,585,256 for the years ended December 31, 2014, 2013 and 2012, respectively.

Disposition of Real Estate

Gains from dispositions are recognized using the full accrual or partial sale methods, provided that various criteria relating to the terms of sale and any subsequent involvement by the Company with the properties sold are met. If the criteria for sale recognition or gain recognition are not met because of a form of continuing involvement, the accounting for such transactions is dependent on the nature of the continuing involvement. In certain cases, a sale might not be recognized, and in others all or a portion of the gain might be deferred. Pursuant to the definition of a component of an entity and, assuming no significant continuing involvement or cash flows, the sale of a retail operating property is considered discontinued operations. Interest expense, which is specifically identifiable to the property, and the operations and gain or loss on sale are reported as discontinued operations.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

New Accounting Standards

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. The objective of ASU 2014-09 is to establish a single comprehensive five-step model for entities to use in accounting for revenue arising from contracts with customers and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle of ASU 2014-09 is that an entity recognizes revenue to depict the

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. Most significantly for the real estate industry, leasing transactions are not within the scope of the new standard. A majority of the Company’s tenant-related revenue is recognized pursuant to lease agreements. The new guidance is effective for annual reporting periods beginning after December 15, 2016. The Company may elect to defer adoption for one year. Entities have the option of using either a full retrospective or modified approach to adopt ASU 2014-09. The Company is currently assessing the impact, if any, the adoption of this standard will have on its financial statements and has not decided upon the method of adoption.

Discontinued Operations

In April 2014, the FASB issued a final standard that changed the criteria for determining which disposals are presented as discontinued operations. The revised definition of a discontinued operation is “a component or group of components that has been disposed of or is classified as held for sale, together as a group in a single transaction,” and “represents a strategic shift that has (or will have) a major effect on an entity’s financial results.” The FASB agreed that a strategic shift includes “a disposal of (i) a separate major line of business, (ii) a separate major geographical area of operations, or (iii) a combination of parts of (i) or (ii) that make up a major part of an entity’s operations and financial results.” A business that, upon acquisition, qualifies as held for sale will also be a discontinued operation. The FASB also reaffirmed its decision to no longer preclude presentation of a disposal as a discontinued operation if (a) there is significant continuing involvement with a component after its disposal, or (b) there are operations and cash flows of the component that have not been eliminated from the reporting entity’s ongoing operations. The Company is required to adopt the standard in annual periods beginning on or after December 15, 2014, and interim periods beginning on or after December 15, 2015. Beginning in 2015, the Company will apply the new guidance, as applicable, to future disposals of its shopping centers or classifications as held for sale. The Company believes that a significant portion of its ordinary course shopping center disposals will not qualify for discontinued operations presentation under this new standard.

3. Accounts Receivable

Accounts receivable, other than straight-line rents receivable, are expected to be collected within one year and are net of estimated unrecoverable amounts of $1,616,359 and $1,751,483 at December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, straight-line rents receivable, net of estimated uncollectible amounts of $472,458 and $467,935, respectively, aggregated $6,354,753 and $6,267,332, respectively. The Company analyzes accounts receivable, tenant credit worthiness and current economic trends when evaluation the adequacy of unrecoverable amounts.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

4. Mortgage Notes Payable

The Company has the following mortgage notes payable outstanding:

	Carrying Value at December 31,		Interest Rate	Maturity Date
	2014	2013
2007 Pooled Secured Financing	$883,504,936	$883,504,936	5.60%	07/05/17
2010 Pooled Secured Financing	20,106,298	28,379,019	4.21%	04/11/15
2013 Pooled Secured Financing	16,412,549	16,736,691	3.56%	02/01/18

	$920,023,783	$928,620,646

The cross-collateralized 2007 pooled secured financing requires monthly payments of interest only with the principal due at maturity.

The cross-collateralized 2010 pooled secured financing requires monthly payments of principal and interest, based upon a 30-year amortization schedule. In June 2014, net proceeds of $7,530,178 received from the sale of a shopping center were utilized to pay down a portion of the outstanding debt.

In January 2013, the separate mortgage note payable for Hilliard Rome Commons was paid off at maturity. The Company obtained new mortgage financing for Hilliard Rome Commons and Heather Island Plaza (“2013 Pooled Secured Financing”) aggregating $17.0 million at a fixed interest rate of 3.56% with required monthly payments of principal and interest, based on a 30-year amortization schedule for a term of five years.

The Company repaid a separate mortgage note payable of $241,937 at maturity without penalty during the year ended December 31, 2013.

The number of properties collateralized and the net carrying value of the collateralized properties as of December 31, is as follows:

	Collateralized Properties		Net Carrying Value of Collateralized Properties
	2014	2013	2014	2013
2007 Pooled Secured Financing	52	52	$1,061,125,235	$1,081,573,045
2010 Pooled Secured Financing	2	3	42,918,043	65,953,125
2013 Pooled Secured Financing	2	2	27,269,055	28,047,901

	56	57	$1,131,312,333	$1,175,574,071

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

As of December 31, 2014, the scheduled principal payments of the mortgage notes payable for the next four years are as follows:

2015	$20,442,336
2016	346,742
2017	883,866,030
2018	15,368,675

$920,023,783

5. Transactions with Related Parties (including Discontinued Operations)

DDRPM is entitled to an asset management fee equal to 0.75% of the gross asset value for each property as defined in the limited partnership agreement. Asset management fees incurred by the Company aggregated $3,561,853, $3,661,690 and $3,685,834 for the years ended December 31, 2014, 2013 and 2012, respectively.

Management fees earned by DDR and DDRPM are determined pursuant to provisions set forth in the management and leasing agreement. The management fees earned by DDR and DDRPM are determined at an amount equal to 4% of gross rental receipts and are charged to operations as incurred. Management fees incurred by the Company aggregated $4,711,033, $4,611,028 and $4,782,886 for the years ended December 31, 2014, 2013 and 2012, respectively.

DDR employees perform certain maintenance services at the Properties. Maintenance services incurred by the Company aggregated $665,995, $616,956 and $586,701 for the years ended December 31, 2014, 2013 and 2012, respectively, which are recorded within operating and maintenance expenses on the consolidated statements of operations and comprehensive loss.

DDR and DDRPM have the ability to earn leasing commissions for the rental of space to tenants in accordance with the management and leasing agreement. Lease commissions are calculated based on whether the lease is a new lease or renewal of an existing lease, the rental income earned over the life of the lease or the square footage the tenant will occupy under the lease. Lease commissions incurred by the Company aggregated $3,191,107, $3,878,669 and $2,694,953 for the years ended December 31, 2014, 2013 and 2012, respectively, which are recorded within deferred lease costs, net of accumulated amortization on the consolidated balance sheets.

DDR and DDRPM have the ability to earn construction management fees which are determined in accordance with the management and leasing agreement. Except for the redevelopment or expansion of a property, construction management fees are calculated based on 5% of the cost of tenant improvements and other capital improvements, plus reimbursement of out of pocket costs and third party expenses. The construction management fee for a redevelopment or an expansion is determined by the Company and DDR and DDRPM in connection with the approval of development expenditures. The construction management fee is payable as costs for the work

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

conducted are due and is subject to adjustment once the final costs for the work are determined. The Company records the construction management fees to buildings and tenant improvements, as appropriate. The capitalized cost is depreciated over the estimated useful life of the related asset. Construction management fees incurred by the Company aggregated $542,387, $445,289 and $292,973 for the years ended December 31, 2014, 2013 and 2012, respectively.

DDR performs legal services on behalf of the Company. Legal fees incurred by the Company and paid to DDR aggregated $364,200, $335,124 and $395,370 for the years ended December 31, 2014, 2013 and 2012, respectively, which are recorded within general and administrative expenses on the consolidated statements of operations and comprehensive loss.

DDR employees perform certain tax preparation services on behalf of the Company. Tax preparation fees incurred by the Company aggregated $13,440, $13,037 and $12,867 for the years ended December 31, 2014, 2013 and 2012, respectively, which are recorded within general and administrative expenses on the consolidated statements of operations and comprehensive loss.

The Company pays ancillary fees to DDR and DDRPM equal to 25% of all funds received from ancillary income sources, as defined in the management and leasing agreement. Ancillary income fees incurred by the Company aggregated $230,528, $281,492 and $338,829 for the years ended December 31, 2014, 2013 and 2012, respectively. These fees were recorded within general and administrative expenses on the consolidated statements of operations and comprehensive loss.

In accordance with the management agreement, DDR arranges for insurance coverage from insurers authorized to do business in the United States, which provide liability, property and flood coverage. In 2014, 2013 and 2012, the Company remitted to DDR insurance premiums associated with these insurance policies. Insurance premiums billed to the Company aggregated $4,877,940, $5,201,344 and $4,424,900 for the years ended December 31, 2014, 2013 and 2012, respectively.

Related Party Payables

As of December 31, 2014 and 2013, the Company had related party payables of $1,889,137 and $2,064,700, respectively. The amounts are included within accounts payable and other accrued liabilities on the consolidated balance sheets and represents amounts owed to DDR and DDRPM for the services and fees discussed above incurred pursuant to the property management and other service agreements.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

6. Commitments and Contingencies

Shopping center space is leased to tenants pursuant to agreements which provide for terms ranging from one to thirty years; and, in some cases, for annual rentals, which are subject to upward adjustments based on operating expense levels, sales volume, or contractual increases, as defined in the lease agreements.

The scheduled future minimum rents from rental property under the terms of all non-cancelable tenant leases, assuming no new or renegotiated leases or option extensions for such premises, for the subsequent five fiscal years ending December 31, are as follows:

2015	$84,728,124
2016	72,801,113
2017	58,548,002
2018	46,656,981
2019	35,232,013

The Company and its subsidiaries are subject to various legal proceedings, which, taken together, are not expected to have a material adverse effect on the Company. The Company is also subject to a variety of legal actions for personal injury or property damage arising in the ordinary course of its business, most of which are covered by insurance. While the resolution of all matters cannot be predicted with certainty, management believes that the final outcome of such legal proceedings and claims will not have a material adverse effect on the Company’s liquidity, financial position or results of operations.

7. Derivative Instruments

Cash Flow Hedges

During 2007, the Company entered into treasury locks with a notional amount of $600 million. The treasury locks were executed to hedge the benchmark interest rate associated with forecasted interest payments related to the then anticipated issuance of the mortgage notes payable. The treasury locks were terminated in connection with the issuance of $885 million in mortgage notes payable at the time the properties were acquired (Note 4). The effective portion of these hedging relationships has been deferred in accumulated other comprehensive income and will be reclassified into earnings over the term of the debt as an adjustment to interest expense. The Company expects that within the next 12 months it will reflect as an increase to earnings approximately $538,800 of the amount recorded in accumulated other comprehensive income.

The Company did not have any derivative financial instruments outstanding as of or during the years ended December 31, 2014, 2013 and 2012.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

8. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair value disclosures of financial instruments:

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable:

The carrying amounts reported in the consolidated balance sheets for these financial instruments approximated fair value because of their short-term maturities.

Debt:

Using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, optionality and risk profile, the Company has determined the fair value of its debt to be $987,113,726 and $961,111,384 at December 31, 2014 and 2013, respectively.

Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments.

9. Impairment Charges

Pursuant to the provisions of the standard, Accounting for the Impairment or Disposal of Long-Lived Assets, related to assets being held and used, the Company recorded impairment charges related to one, four and one properties aggregating $17,652,802, $25,234,220 and $507,269 during the years ended December 31, 2014, 2013 and 2012, respectively. The impairments were triggered primarily due to the Company’s marketing of these assets for sale and management’s assessment of the likelihood and timing of one or more potential transactions. Three properties were sold in 2014 and one property was sold in 2012 and as a result the impairment charges recorded in 2013 associated with these properties were reclassified to discontinued operations (Note 10) for the years ended December 31, 2014, 2013 and 2012, respectively.

Measurement of Fair Value

The Company is required to assess the fair value of impaired real estate assets. The valuation of impaired real estate assets is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows, the income capitalization approach considering prevailing market capitalization rates, analysis of recent comparable sales transactions, actual sales negotiations and bona fide purchase offers received from third parties and/or consideration of the amount that currently would be required to replace the asset, as adjusted for obsolescence. Although, the Company may consider multiple valuation techniques when measuring the fair value, in certain circumstances, a single valuation technique may be appropriate.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

Fair Value Hierarchy

The standard Fair Value Measurements specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The following summarizes the fair value hierarchy:

•	Level 1 — Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 — Quoted prices for identical assets and liabilities in markets that are inactive, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly, such as interest rates and yield curves that are observable at commonly quoted intervals, and

•	Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

Items Measured at Fair Value on a Non-Recurring Basis

The valuation techniques utilized by the Company were determined to fall under level 3 of the fair value hierarchy for the years ended December 31, 2014, 2013 and 2012, respectively.

	Fair Value Measurements (in millions)
	Level 1	Level 2	Level 3	Total	Total Impairment
December 31, 2014
Long-lived assets held and used	$—	$—	$25.7	$25.7	$17.7

December 31, 2013
Long-lived assets held and used	—	—	22.5	22.5	12.8
Assets sold	—	—	19.2	19.2	12.5

December 31, 2012
Assets sold	—	—	6.8	6.8	0.5

The following table presents quantitative information about the significant unobservable inputs used by the Company to determine the fair value of non-recurring items (in millions):

	Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at December,		Valuation Technique	Unobservable Input	Range
	2014	2013
Impairment of long-lived assets	$25.7	$41.7	Income Capitalization Approach	Market Capitalization Rate	6.75%-9.25%

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

10. Discontinued Operations

The company sold three properties in the year ended December 31, 2014 and one property in the year ended December 31, 2012 that were classified as discontinued operations for the years ended December 31, 2014, 2013 and 2012. Discontinued operations for the years ended December 31, 2014, 2013, and 2012 are as follows:

	2014	2013	2012
Revenues:
Minimum rents	$1,888,009	$3,004,585	$3,260,118
Percentage and overage rents	—	22,449	46,095
Recoveries from tenants	590,198	1,051,450	1,067,452
Ancillary and other income	78,756	100,219	116,879

Total revenues	2,556,963	4,178,703	4,490,544

Expenses:
Operating and maintenance	485,802	834,094	1,186,781
Real estate taxes	365,023	636,927	651,795
Management fees (Note 5)	105,584	167,807	178,500
Asset management fees (Note 5)	223,346	323,182	347,327
General and administrative	197,730	127,237	116,178
Depreciaton and amortization	760,694	2,512,536	1,819,244
Impairment charges	—	12,469,700	507,269

Total expense	2,138,179	17,071,483	4,807,094

Other income (expense)
Interest income	—	(1,228)	20
Interest expense	(126,415)	(297,475)	(347,630)
Loss on debt extinguishments	(152,379)	(70)	—

	(278,794)	(298,773)	(347,610)

Income (loss) from discontinued operations	139,990	(13,191,553)	(664,160)
Gain (loss) on disposition of real estate	9,565,029	—	(226,476)

Income (loss) from discontinued operations	$9,705,019	$(13,191,553)	$(890,636)

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2013 and 2012

(Information for the Years Ended December 31, 2014

and 2012 not Covered by Auditor’s Report)

11. Subsequent Events

In accordance with ASC No. 855, Subsequent Events, the Company has evaluated subsequent events through the date of the Independent Auditor’s Report, the date the Company’s financial statements were available to be issued.

In January 2015, the Company made a distribution of $10,000,000 to its Members utilizing net proceeds from the sale of a shopping center in December 2014.

In February 2015, the Company refinanced the 2010 Pooled Secured Financing for $20.6 million with an interest rate of LIBOR plus 140 basis points and a maturity date of February 11, 2016. Payments are interest only and the Company has the option to extend for an additional year.